UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

Ashford Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

044104-10-7

(CUSIP Number)

Monty J. Bennett
14185 Dallas Parkway, Suite 1200
Dallas, Texas 75254
(972) 490-9600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 15, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 044104-10-7

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Monty J. Bennett

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO/PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,419,949

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,419,949

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,419,949

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ⌧ (1)

13	Percent of Class Represented by Amount in Row (11) 55.6%(2)

14	Type of Reporting Person IN

(1)

Excludes 195,579 shares of Ashford Inc.’s (the “Issuer,” or the “Company”) common stock (the “Common Stock”) reserved for issuance by the Company to Mr. Monty J. Bennett (the “Reporting Person”) pursuant to the Company’s deferred compensation plan.

(2)

Based on 3,430,643 shares of Common Stock outstanding as of April 16, 2024, plus the following: (i) 2,094,743 shares of Common Stock issuable upon conversion of the 9,279,300 shares of Series D Convertible Preferred Stock of the Company (“Series D Preferred Stock”) and the associated accrued unpaid dividends; (ii) the Units (as defined herein); and (iii) the Options (as defined herein).

CUSIP No. 044104-10-7

Explanatory Note

This Amendment No. 12 (this “Amendment”) relates to the Schedule 13D filed on November 24, 2014 (the “Original Schedule 13D” and, as amended through the date of this Amendment, collectively, the “Schedule 13D”) by the Reporting Person, relating to the Common Stock. Except as specifically amended by this Amendment, the Schedule 13D remains unchanged. Capitalized terms used but not defined in this Amendment shall have the meanings set forth in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On April 15, 2024, the Reporting Person purchased 200,000 shares of Common Stock with personal funds in open market purchases for a total purchase price of $982,505.60 (net of commissions), at a weighted average price of $4.91 per share, rounded to the nearest cent. These shares were purchased in multiple transactions at prices ranging from $4.75 to $4.98, inclusive. The reporting person undertakes to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this Item 3.

Item 5. Interest in Securities of the Issuer

Items 5(a) and 5(b) of the Schedule 13D are amended and restated in their entirety to read in full as follows:

(a) Aggregate Number and Percentage of Securities. The holdings reported by the Reporting Person herein consist of: (a) 696,108 shares of Common Stock; (b) 112,206 shares of Common Stock issuable upon the exercise of options (“Options”) granted to the Reporting Person under the Issuer’s 2014 Incentive Plan, all of which are vested; (c) 1,054.82 common units in Ashford Hospitality Holdings LLC, the operating subsidiary of the Issuer, which are, upon redemption at the request of the Reporting Person, redeemable for cash or, at the option of the Issuer, convertible into shares of Common Stock (on a 1-for-1 basis) (the “Units”, and together with the Common Stock and Options, the “Securities”); (d) 2,094,743 shares of Common Stock issuable upon conversion of the 9,279,300 Series D Preferred Stock and associated accrued unpaid dividends held, directly or indirectly, by the Reporting Person; (e) 398,170 Class 2 Long-Term Incentive Partnership Units in Ashford Hospitality Holdings LLC; and (f) 117,667 Special Limited Partnership Units.

The Reporting Person is deemed to beneficially own an aggregate of 3,419,949 shares of Common Stock (which consists of: (u) 117,667 Special Limited Partnership Units; (v) 696,108 shares of Common Stock; (w) 112,206 shares of Common Stock issuable upon the exercise of Options granted to the Reporting Person under the Issuer’s 2014 Incentive Plan, all of which are vested; (x) 1,054.82 Units; (y) 398,170 Class 2 Long-Term Incentive Partnership Units; and (z) 2,094,743 shares of Common Stock issuable upon the conversion of the Series D Preferred Stock), representing approximately 55.6% of the Issuer’s outstanding Common Stock. The Securities held directly by the Reporting Person include 467,504 shares of Common Stock, 77,206 shares of Common Stock issuable upon exercise of Options, and 34,313 shares of Common Stock issuable upon the conversion of 152,000 shares of Series D Preferred Stock and the associated accrued unpaid dividends. The remainder are held indirectly as follows:

(i)	35,000 shares of Common Stock issuable upon exercise of Options and 143.04 Units are held indirectly by the Reporting Person through MJB Operating, LP;

(ii)	62,116 shares of Common Stock and 501.60 Units are held indirectly by the Reporting Person through Dartmore LP;

(iii)	132,927 shares of Common Stock, 2,042,371 shares of Common Stock issuable upon conversion of 9,047,300 shares of Series D Preferred Stock and the associated accrued unpaid dividends, and 35.91 Units are held indirectly by the Reporting Person through MJB Investments, LP;
(iv)	12,351 shares of Common Stock and 109.24 Units are held indirectly by the Reporting Person through Reserve, LP IV;

(v)	21,195 shares of Common Stock and 186.36 Units are held indirectly by the Reporting Person through Ashford Financial Corporation (the Reporting Person has a pecuniary interest in 50% of the 21,195 shares of Common Stock and 186.36 Units held by Ashford Financial Corporation);

CUSIP No. 044104-10-7

(vi)	78.67 Units are held indirectly by the Reporting Person through Reserve, LP III;

(vii)	18,059 shares of Common Stock issuable upon conversion of 80,000 shares of Series D Preferred Stock and the associated accrued unpaid dividends held indirectly through a trust created for the benefit of one of the Reporting Person’s minor children;

(viii)	200,000 Class 2 Long-Term Incentive Partnership Units held indirectly by the Reporting Person through Texas Yarrow LLC 2021 PS;

(ix)	198,170 Class 2 Long-Term Incentive Partnership Units and 38,853 Special Limited Partnership Units held indirectly by the Reporting Person through Texas Yarrow LLC 2022 PS;

(x)	41,174 Special Limited Partnership Units held indirectly by the Reporting Person through Texas Yarrow LLC 2023 PS;

(xi)	37,640 Special Limited Partnership Units held indirectly by the Reporting Person through Texas Yarrow LLC 2024 PS; and

(xii)	15 shares of Common Stock held by Reporting Person’s spouse.

(b) Power to Vote and Dispose. The Reporting Person has the sole voting and dispositive power over the Securities identified in response to Item 5(a) above.

Items 5(c) of the Schedule 13D is hereby amended and supplemented to include the following information:

(c) Transactions within the Past 60 Days. The transactions reported by the Reporting Person on Form 4 filed with the Securities and Exchange Commission (the “SEC”) on April 16, 2024, pursuant to Section 16 of the Exchange Act of 1934, as amended, is incorporated herein by reference and is available on the SEC's website at www.sec.gov

CUSIP No. 044104-10-7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: April 16, 2024

By:	/s/ Monty J. Bennett
Monty J. Bennett